

December 8, 2022

Lei Xia
Chief Executive Officer
ICZOOM Group Inc.
Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road
Futian District, Shenzhen
Guangdong, China, 518000

> **Re: ICZOOM Group Inc.**
> **Amendment No. 13 to Registration Statement on Form F-1**
> **Filed December 2, 2022**
> **File No. 333-259012**

Dear Lei Xia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 13 to Registration Statement on F-1

General

1. We note your revised disclosure that you have updated the offering to include an over-allotment. We also note that revised Exhibit 107 lists additional registered securities. Please have legal counsels revise Exhibits 5.1 and 5.2 to cover and opine upon all registered securities.

Lei Xia
ICZOOM Group Inc.
December 8, 2022
Page 2

<u>Notes to Consolidated Financial Statements</u>
<u>Note 10 - Leases, page F-25</u>

2.   Please expand your footnote to provide all the disclosures required by ASC 842-20-50-4, as applicable, for each income statement period presented or explain how you have complied with the guidance.

         You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Trade & Services